Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, ”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE
Trading statement and production update for the six months ended 30 June 2025
Johannesburg, 15 August 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) will publish the Group operating and financial results for the six months ended 30 June 2025 (H1 2025) on Thursday, 28 August 2025 (refer to the webcast and call details later in this release).
In terms of paragraph 3.4(b)(i) of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the next period to be reported on, will differ by at least 20% from the financial result for the previous corresponding period.
Trading statement for H1 2025
Accordingly, stakeholders are advised that Sibanye-Stillwater expects to report headline earnings per share (HEPS) for H1 2025 of between 180 SA cents (9.8 US cents) and 200 SA cents (10.9 US cents), representing an increase of more than 100% (or 19 times higher) compared with HEPS for the six months ended 30 June 2024 (H1 2024) of 10 SA cents (0.5 US cents). The Group expects basic loss per share (EPS loss) for H1 2025 of between 120 SA cents (6.5 US cents) and 133 SA cents (7.2 US cents), a 55% to 60% improvement, compared to an EPS loss of 259 SA cents (14 US cents) for H1 2024.
The difference between positive HEPS for H1 2025 and the basic loss per share is primarily due to the recognition of impairment losses relating to the US PGM operations and the Keliber lithium project.
The impairment of non-financial assets at the US PGM operations is a consequence of the One Big Beautiful Bill Act (OBBBA) signed into US law on 4 July 2025. The OBBBA amended the treatment of Section 45X (S45X) credits for critical minerals, which was previously assumed to be evergreen under the Inflation Reduction Act (IRA) issued in October 2024. Under the amended terms, the credits will be phased out in equal annual increments from 2031 to 2034, after which these credits will be terminated. The scheduled phase-out and termination of the S45X credits reduced the forecast value of previously assumed annual S45X credits from 2031 onwards, resulting in the recognition of an impairment.
The impairment of the Keliber lithium project is primarily due to lower forecast lithium prices and a change in the assumed discount rate which reduced forecast cash flows and the estimated recoverable amount.
The substantial increase in HEPS and reduced basic loss for H1 2025 compared to H1 2024, is primarily due to:
•improved profitability from the SA gold operations (including DRDGOLD), resulting from a 36% increase in the average rand gold price received year-on-year
•improved operational profitability of the SA PGM and gold operations, and reduced losses at the US PGM operations following the restructuring and repositioning during H1 2023 and 2024
•the recognition of S45X advanced manufacturing production credits at the US PGM mining and recycling operations, applicable to 2023, 2024 and H1 2025
These positive impacts were partially offset by:
•impairments recognised at the US PGM operations and Keliber lithium project (no impact on HEPS) as detailed above
•a net fair value loss on financial instruments primarily due to estimated fair value losses on gold hedge contracts for H2 2025

•operational constraints at the SA PGM and SA gold operations during H1 2025 which increased inventory and ore-stockpiles, and lower than produced metal sales. The start-up and commissioning of Electric Furnace 2 after a scheduled rebuild and the decommissioning of Electric furnace 1 resulted in a buildup of inventory at the US PGM operations and lower metal sales during Q2 2025.The inventories and stockpiles are expected to normalise during the second half of 2025 (H2 2025)
The conversion of rand amounts into US dollars is based on an average exchange rate of R18.39/US$ for H1 2025 and R18.72/US$ for H1 2024. This is provided as supplementary information only.
The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-Stillwater’s external auditors.
Production update
Production from all Group operations other than the SA gold operations was consistent year-on-year for H1 2025 and within annual guidance ranges for 2025.
The SA PGM operations delivered steady operating results, with production consistent with H1 2024 and costs well managed. These operations produced 804,252 4Eoz (including attributable production from Mimosa but excluding third-party purchase of concentrate(PoC)), with 840,046 4E oz (including Mimosa and third-party PoC) for H1 2025 is within the annual guidance ranges. Underground PGM production of 750,150 4Eoz for H1 2025 was consistent with H1 2024, but surface production was 30% lower, due to heavy rainfall during Q1 2025 which disrupted PGM production throughout the SA PGM industry. PGM prices have rallied sharply since May 2025 with the average basket price for Q3 2025 to date 19% higher than for H1 2025. Should these higher prices continue during H2 2025, the SA PGM operations are likely to experience significantly higher earnings.
The operational challenges which impacted production from the SA gold operations during Q1 2025 continued during Q2 2025, resulting in production for H1 2025 declining 13% year-on-year to 300,191oz, below planned levels. Challenges at the Kloof operation continue and are receiving management focus while the operational issues affecting the Driefontein and Beatrix operations have largely been resolved with production recovering towards the end of H1 2025. Accordingly, production from the SA gold operations for H2 2025, is expected to increase, boosting revenue and earnings, should the rand gold price remain at current levels.
The Century zinc retreatment operation produced 51.3 kt of payable zinc for H1 2025, 22% higher than for H1 2024 which was impacted by excessive rainfall in the region at the time.
Mined 2E PGM production at the US PGM operations for H1 2025 was 141,124 2Eoz, within annual guidance and reflecting the smaller footprint post restructuring.
Production from the US PGM recycling operations remained consistent. The average daily feed rate of spent auto catalysts was 9.6 tonnes per day (tpd) in H1 2025, 10% lower than the 10.7 tpd for H1 2024. A total of 1,732 tonnes of recycled material was processed, with 3E PGM ounces sold declining by 14% to 135,432 3Eoz year-on-year. Unfavourable macroeconomic factors impacting new vehicle sales and therefore scrappage rates of older vehicles continue to constrain the recovery in autocatalyst recycling.
The Reldan recycling operations sold 63,992 oz of gold, 932,712 oz of silver, 8,020 oz of platinum, 11,557 oz of palladium, and 1.5 million lb of copper for H1 2025.
Results webcast and conference call
Sibanye-Stillwater will release its results for the six months ended on Thursday, 28 August 2025 and will host a live presentation shared via a webcast (Webcast link H1 2025 results) and conference call (Register for conference call link) at 14h00 (CAT) / 13h00 (BST) / 08h00 (ET) / 06h00 (MDT). The results will be made available an hour before the presentation on the Group’s website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2025/.

* 4E: referring to four elements comprising platinum, palladium, rhodium and gold
2E: referring to platinum and palladium
3E: referring to platinum, palladium and rhodium

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has grown its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
Twitter: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “intend”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
Any forward-looking statements contained in this announcement have not been reviewed or reported on by Sibanye-Stillwater’s external auditors.
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.